INVEST IN **HUMBLEROOTS APOTHECARY**

Military Veterans Launch Wellness Products to Disrupt CBD Market



humblerootsus.com Logansport IN

Retail | Retail | Health and Fitness | B2B | Lifestyle

LEAD INVESTOR



Scott Imler

I've been closely monitoring the growing CBD market for the past few years, patiently waiting for an investment opportunity that made sense. The current market is saturated with thousands of brands all selling identical product lines, though, making it nearly impossible to identify a company worth backing. From an investor standpoint, I was looking for a relatively new company with a unique value proposition, a modest value cap, and a founder that embraced innovation when it came to product development. HUMBLEROOTS checks all the boxes. Their existing product line rivals anything else I've seen on the market, and better yet, it's 100% proprietary. Not only have they built a moat, they also have a team in place to build a nationally recognized brand. A team full of military veterans with advanced degrees and decades of combined operational and business experience. They're only a few months old and have already caught the attention of some of the largest distributors and retailers in the industry. My money is on HUMBLEROOTS, literally.

Invested $15,000 this round

Highlights

1. 🌿 Innovative & proprietary hemp-infused herbal formulas & functional wellness gummies
2. 🤝 Secured a strategic partnership with one of the largest CBD-centric retailers in the United States
3. 🏪 Opportunity to launch HUMBLEROOTS nationally 100's of retail stores with new distribution partner
4. 🚀 Proprietary nano-emulsification process that greatly improves absorption rates and efficacy
5. 👨‍⚕️Formulations developed in collaboration with one of the leading clinical herbalists in the U.S.
6. 🇺🇸 Formulas are manufactured in an ISO and cGMP compliant facility in the U.S
7. 🪖 The HUMBLEROOTS team is comprised almost exclusively of military veterans

6. 🇺🇸 Formulas are manufactured in an ISO and cGMP compliant facility in the U.S
7. 🪖 The HUMBLEROOTS team is comprised almost exclusively of military veterans

Our Team



Chris Manus Co-Founder and CEO

United States Army Veteran, with an obsession for all things health and wellness. B.S. in Public Policy, with a Master's Degree in Business Administration. PMP Certified Project Manager, with extensive business operations experience.

Our team is incredibly passionate about providing plant-based, all-natural alternatives to traditional over-the-counter and pharmaceutical medications. We believe that CBD and other functional plant-based ingredients have the power to address the root cause behind some of the most prevalent issues we all face throughout our day

the power to address the root cause behind some of the most prevalent issues we all face throughout our day-to-day lives.



Frances Alicea Owner and Co-Founder

Plant-based health and wellness advocate, with a Master's Degree in Business Administration and several years of experience in business development, event management, and marketing.



Rob McQueen VP of Operations

Former U.S. Army Special Operations Officer and current Founder and CEO of Quiver. Also, founder and current Director of Field Operations for the Clean Water Corps, a Veteran-operated non-profit providing clean water around the globe.



Mayra Bonet Lead Medical Advisor

Former U.S. Army Major and current Assistant Director of Anesthesia and Pain Management Doctor at Bella Vista Hospital. Extensive experience within the medicinal cannabis and hemp/CBD industries.

BECOME AN OWNER IN HUMBLEROOTS

Many of us spend years supporting businesses with our hard-earned dollars, but we do not benefit when the company eventually grows

or sells.

I plan to change that.

This is your opportunity to participate in the upside of a rapidly growing, veteran-led & family-owned plant-based health and wellness company.

I'm Chris, a US Army Veteran and Co-Founder of HUMBLEROOTS APOTHECARY, and this is my wife and Co-Founder, Frances.



After leaving the military, I experienced chronic bouts of anxiety, insomnia, and unhealthy levels of stress, among other ailments.





**During my deployment to Afghanistan in 2009-2010.*

Traditional over-the-counter and pharmaceutical medications were largely ineffective and only provided short-term relief, doing very little to address the root cause behind my issues.

I soon turned to CBD, which was rising in popularity, and I was thrilled to find that, within a few short weeks, I felt myself becoming less anxious, less stressed, and sleeping better throughout the night.

Over the following years, I continued to use CBD as a staple within my wellness routine and also started down the path of exploring other all-natural alternatives to further supplement my health and wellness goals.

THE IDEA BEHIND HUMBLEROOTS

For years I had been taking CBD and other plant-based wellness products separately to supplement my wellness routine. What if there was a way to combine the two in order to provide a more comprehensive, effective & issue-specific wellness supplement?

This was the idea that led to the creation of **HUMBLEROOTS.**

With this goal in mind, we set out to position HUMBLEROOTS as a **premium plant-based health and wellness company** that provided issue-specific and completely innovative wellness supplements, primarily through the combination of hemp extract and other functional all-natural ingredients.

This led to the creation of our signature line of hemp-infused herbal formulas, which we launched in August of 2021!


DRIVE
FOCUS
DETOX
ADAPT
RELAX
THINK

Our THINK, RELAX, ADAPT, DETOX, FOCUS, and DRIVE formulas all have different end goals and – as such – are created ***differently***.

BREAKING THE MOLD

To stand out in a crowded market and ensure our customers benefit from the finest CBD products, we have joined forces with hemp industry experts and one of the world's leading clinical herbalists to ensure each of our formulas is developed to excel at its job.

Each one of our formulas is produced through a **proprietary nano-emulsification** process that greatly improves absorption rates and efficacy.


ADAPT

Every formula is infused with 500mg of a full-spectrum extract derived from organically-cultivated hemp, which includes all of the beneficial cannabinoids, terpenes, and other therapeutic plant constituents to ensure a true entourage effect.

They also feature a range of other all-natural, functional ingredients that complement the benefits of CBD and work to achieve very specific wellness goals!

NEW PRODUCT LINE LAUNCHING SOON

HUMBLEROOTS will be launching a 100% unique line of functional wellness gummies in Q1 of 2022!

Similar to our proprietary hemp-infused herbal formulas, we have developed an innovative line of issue-specific wellness gummies that contain nano-emulsified hemp cannabinoids and an array of other all-natural, functional ingredients!

This new line will easily be the most comprehensive and effective wellness gummies on the market! Stay tuned, coming soon!


NANO-CBD
FUNCTIONAL GUMMIES
FOCUS
DETOX
BOOST
FUNGI
ADAPT
RELAX



FROM OUR HUMBLE ROOTS TO A NATIONALLY-CELEBRATED BRAND

At HUMBLEROOTS, we have big plans – and the business acumen to get there.

This will help us achieve our revenue targets as we place HUMBLEROOTS into more than 40 existing locations – rising to 300 stores within the next two years and 500 stores by 2026.

We are also working on forging new partnerships with other premium retailers throughout the United States.

By 2026, we will expect to be present in more than 500 retail stores, with projected annual revenues of $9.1 million.

Your investment will help us reach our $250,000 goal, which will give us the power to put our plans into action.

This is our idea and we believe it has the power to become one of the top CBD wellness brands worldwide.

We can't wait for you to join us on this journey.

****NOTE: Since launching this campaign and recording the introduction video above, A LOT has changed!***

We are so excited to announce that we have secured a distribution partnership with the Bellator Group and have plans to launch HUMBLEROOTS into hundreds of retail storefronts throughout the United States over the coming months!

The Bellator Group represents a few of the largest CBD brands in the industry, so this is a very exciting opportunity!

Please refer to the updated pitch deck below, which highlights our updated revenue projections based on this new partnership!

UPDATED PITCH DECK


HUMBLEROOTS
PLANT-BASED HEALTH & WELLNESS
Investor Opportunity
"NOT JUST ANOTHER CBD BRAND" – Chris & Fran




OUR BIG IDEA
Leverage the synergy between hemp cannabinoids & other functional, plant-based ingredients to create highly-effective and innovative supplements to provide support for our customer's unique health and wellness goals.


UNIQUE VALUE PROPOSITION
PROPRIETARY FORMULAS
100% unique product lines developed in collaboration with one of the leading clinical herbalists in the United States.
NANO TECHNOLOGY
Proprietary nano-emulsification process to improve water solubility and absorption.
VETERAN-OWNED BUSINESS
Executive team and advisory board comprised of United States Military Veterans.
DRIVE
DETOX


OUR PROGRESS
PRODUCTION
Our issue-specific supplements are manufactured in the U.S in an ISO and cGMP compliant facility, and all products undergo strict third-party full-panel testing.
PARTNERSHIPS
We secured a distribution partnership with the Bellator Group and have an opportunity to scale into 450+ retail locations.
BANKING
Commercial banking account established for e-commerce and B2B transactions.
INSURANCE
General and product liability insurance coverage secured.
PAYMENT PROCESSING
E-commerce site is live, with integrated payment processing.
OPERATIONS
Manufacturing, warehousing, and D2C/B2B order fulfillment set up.


FOCUS
ADAPT
RELAX
INNOVATIVE, PLANT-BASED FUNCTIONAL WELLNESS
"The entire Bellator team is thrilled at the opportunity to bring the HUMBLEROOTS brand of products to market.
We have seen the evolution of the CBD Category over the past four years and HUMBLEROOTS is taking it to the next level.
Gummies, specifically functional gummies, continue to dominate the market.
Each of the HUMBLEROOTS products provide 10+ functional ingredients while maintaining accessible price points.
We have no doubt that HUMBLEROOTS Functional Gummies will pull market share immediately."
- Blake Peterson, Managing Director at Bellator Group


SALES FORECAST
3 YEAR SALES FORECAST
Annual Sales & Gross Profit

3 YEAR SALES SUMMARY	YR1	YR2	YR3
TOTAL SALES	$3,086,834	$5,144,724	$10,289,448
TOTAL COGS	$1,995,607	$3,326,011	$6,652,022
GROSS MARGIN	$1,091,228	$1,818,713	$3,637,426
NET PROFIT	$628,288	$1,084,620	$2,225,449


$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
YR1
YR2
YR3
TOTAL SALES
TOTAL COGS
GROSS MARGIN
NET PROFIT

*Projections are not guaranteed. Figures based on wholesale revenue from scaling into 450 retail stores with Bellator Group in Year 1, 750 stores in Year 2, and 1,500 stores in Year 3. Assumes (6) 30 serving SKUs & (6) 8 serving SKUs, with an average weekly inventory turnover rate of 1 and 2.5, and a distribution price of $12/unit and $4/unit, respectively. Does not include potential D2C revenue, or revenue from expanding our product offering.


THANK YOU
Chris Manus
Founder & CEO
chris@humblerootspr.com
(574) 727-1838
THINK
DETOX